UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 23)*

                             The Box Worldwide, Inc.
                      (F/K/A/ VIDEO JUKEBOX NETWORK, INC.)
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   92656G 10 8
                                 (CUSIP Number)

                               John G. Igoe, Esq.
                                Edwards & Angell
                               250 Royal Palm Way
                            Palm Beach, Florida 33480
                                 (561) 833-7700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                DECEMBER 16, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


--------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.      Name of reporting person
        S.S. or I.R.S. Identification No. of above person

        CEA Investors Partnership II, Ltd.
        Employer I.D. No.: 59-2881170

2.      Check the appropriate box if a member of a group*
                                                                         (a) [ ]
                                                                         (b) [X]

3.      SEC Use Only


4.      Source of Funds*

        00

5.      Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)                             [  ]


6.      Citizenship or Place of Organization

        Florida

      Number of Shares Beneficially        7.       Sole Voting Power
      Owned By EachReporting Person With             -0-
                                           8.       Shared Voting Power
                                                     -0-
                                           9.       Sole Dispositive Power
                                                     -0-
                                          10.      Shared Dispositive Power
                                                     -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        0

12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                                    [  ]

13.     Percent of Class Represented by Amount in Row (11)

        0%

14.     Type of Reporting Person*

        PN (Limited)


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      Name of reporting person
        S.S. or I.R.S. Identification No. of above person

        CEA Investors, Inc.
        Employer I.D. No.: 59-2827410

2.      Check the appropriate box if a member of a group*
                                                                        (a)  [ ]
                                                                        (b)  [X]

3.      SEC Use Only



4.      Source of Funds*

        00


5.      Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)                              [ ]


6.      Citizenship or Place of Organization

        Florida

      Number of Shares Beneficially         7.       Sole Voting Power
      Owned By Each Reporting Person With            -0-
                                            8.       Shared Voting Power
                                                     -0-
                                            9.       Sole Dispositive Power
                                                     -0-
                                            10.      Shared Dispositive Power
                                                     -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        0

12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                                     [  ]

13.     Percent of Class Represented by Amount in Row (11)

        0%

14.     Type of Reporting Person*

        CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      Name of reporting person
        S.S. or I.R.S. Identification No. of above person

        J. Patrick Michaels, Jr.
        Social Security No.:  ###-##-####

2.      Check the appropriate box if a member of a group*
                                                                         (a) [ ]
                                                                         (b) [X]

3.      SEC Use Only


4.      Source of Funds*

        00

5.      Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)                             [  ]


6.      Citizenship or Place of Organization

        United States

      Number of Shares Beneficially             7.       Sole Voting Power
      Owned By EachReporting Person With                 -0-
                                                8.       Shared Voting Power
                                                         -0-
                                                9.      Sole Dispositive Power
                                                         -0-
                                                10.     Shared Dispositive Power
                                                         -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        0

12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                                     [  ]

13.     Percent of Class Represented by Amount in Row (11)

        0%

14.     Type of Reporting Person*

        IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      Name of reporting person
        S.S. or I.R.S. Identification No. of above person

        StarNet/CEA II Partners
        Employer I.D. No.: 59-3197398

2.      Check the appropriate box if a member of a group*
                                                                         (a) [ ]
                                                                         (b) [X]

3.      SEC Use Only



4.      Source of Funds*

        WC

5.      Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)                              [ ]


6.      Citizenship or Place of Organization

        Delaware

      Number of Shares Beneficially          7.       Sole Voting Power
      Owned By Each Reporting Person With             -0-
                                             8.       Shared Voting Power
                                                      -0-
                                             9.       Sole Dispositive Power
                                                      -0-
                                             10.      Shared Dispositive Power
                                                      -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        0

12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                                      [ ]

13.     Percent of Class Represented by Amount in Row (11)

        0%

14.     Type of Reporting Person*

        PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 23 ("Amendment") to the Statement on Schedule 13D dated July 7, 1993 (the "July 1993 Statement"), as amended by Amendment No. 1 thereto dated August 9, 1993 ("Amendment No. 1") and as amended by Amendment No. 2 thereto dated September 10, 1993 ("Amendment No. 2") and as amended by Amendment No. 3 thereto dated September 13, 1993 ("Amendment No. 3") and as amended by Amendment No. 4 thereto dated December 20, 1993 ("Amendment No. 4") and as amended by Amendment No. 5 thereto dated January 11, 1994 ("Amendment No. 5") and as amended by Amendment No. 6 thereto dated February 10, 1994 ("Amendment No. 6") and as amended by Amended by Amendment No. 7 thereto dated February 23, 1994 ("Amendment No. 7") and as amended by Amendment No. 8 thereto dated March 9, 1994 ("Amendment No. 8") and as amended by Amendment No. 9 thereto dated May 10, 1994 ("Amendment No. 9") and as amended by Amendment No. 10 thereto dated July 8, 1994 ("Amendment No. 10") and as amended by Amendment No. 11 thereto dated July 28, 1994 ("Amendment No. 11") and as amended by Amendment No. 12 thereto dated August 10, 1994 ("Amendment No. 12") and as amended by Amendment No. 13 thereto dated December 16, 1994 ("Amendment No. 13") and as amended by Amendment No. 14 thereto dated September 14, 1995 ("Amendment No. 14") and as amended by Amendment No 15 thereto dated January 30, 1996 ("Amendment No. 15") and as amended by Amendment No. 16 thereto dated May 22, 1996 ("Amendment No. 16") and as amended by Amendment No. 17 thereto dated June 12, 1996 ("Amendment No. 17") and as amended by Amendment No. 18 thereto dated June 25, 1996 ("Amendment No. 18") and as amended by Amendment No. 19 thereto dated July 9, 1996 ("Amendment No. 19") and as amended by Amendment No. 20 thereto dated July 21, 1997 ("Amendment No. 20") and as amended by Amendment No. 21 thereto dated August 22, 1997 ("Amendment No. 21") and as amended by Amendment No. 22 thereto dated December 15, 1997 ("Amendment No. 22") (the July 1993 Statement as amended by Amendment Nos. 1 through 22 is referred to as the "Original Statement"), is jointly filed by the persons listed on the execution pages hereof (the "Reporting Persons") pursuant to the Joint Filing Agreement filed as Exhibit 1 to Amendment No. 12. Capitalized terms not defined herein shall have the meanings defined in the Original Statement.

     This Amendment relates to the common stock, par value $.001 per share (the "Common Stock") of The Box Worldwide, Inc. (formerly known as Video Jukebox Network, Inc.), a Florida corporation (the "Company"), and is filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act").

     This Amendment is filed to disclose the dissolution of the Joint Venture and the distribution to CEA Investors Partnership II, Ltd. ("CEA II") of 4,506,922.5 shares of common stock of the Company immediately prior to completion of the merger transaction between the Company and TCI Music, Inc. As a result of the completion of the merger, the Company ceased to exist and the Reporting Persons exchanged all of the shares of common stock of the Company held by them for shares of Series A Preferred Stock of TCI Music, Inc.

     Except as specifically modified, amended or supplemented by this Amendment all of the information in the Original Statement is hereby confirmed.

     Item 5 of the Original Statement is amended and supplemented as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     On December 16, 1997, the Company was merged with and into TCI Music, Inc. Immediately prior to the completion of the merger, the Joint Venture was dissolved and the shares of the Company's common stock held by the Joint Venture were distributed to CEA II and StarNet Interactive Entertainment, Inc. Furthermore, immediately prior to the completion of the merger, irrevocable proxies previously delivered to CEA II by each of Lynn Wolfson, Louis Wolfson III, Tony Blank, Mark Blank, Andrew Blank and Robert Puck, pursuant to the terms of an Irrevocable Proxy, Right of Refusal and Tag-Along Agreement dated August 27, 1993 with respect to shares of the Company's common stock owned by each of them, were terminated. As a result, immediately prior to the completion of the merger, CEA II had sole voting power and sole dispositive power with respect to 4,506,922.5 shares and shared voting power and shared dispositive power with respect to no shares; CEA Investors, Inc. had sole voting power and sole dispositive power with respect to 4,506,922.5 shares and shared voting power and shared dispositive power with respect to no shares, and J. Patrick Michaels, Jr. had sole voting power and sole dispositive power with respect to 71,584 shares and shared voting power and shared dispositive power with respect to 4,519,547.5 shares. All shares of Company common stock held by each Reporting Person were voted in favor of the merger transaction by the Reporting Persons.

     As a result of the completion of the merger, all of the shares of common stock of the Company owned by each of the Reporting Persons were exchanged for Series A Preferred Stock of TCI Music, Inc., and the Reporting Persons ceased to hold any shares of the Company's common stock.

                                 SCHEDULE 13D-A


                                   SIGNATURES

     The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete, and correct.


CEA INVESTORS PARTNERSHIP II, LTD.,      CEA INVESTORS, INC.,
 a Florida limited partnership           a Florida corporation

By:  CEA Investors, Inc.,
     General Partner                     By:/S/DAVID BURNS
                                            ---------------------
                                               David Burns
                                         As:   Vice President
By:/S/DAVID BURNS
---------------------                    December 24, 1997
      David Burns
As:   Vice President

Dated:  December 24, 1997

                                         STARNET/CEA II PARTNERS
                                         By:CEA Investors Partnership II, Ltd.,
                                              a Florida Limited Partnership,
/S/ J. PATRICK MICHAELS, JR.                  its General Partner
----------------------------
J. Patrick Michaels, Jr.
                                         By:CEA Investors, Inc., General Partner
Dated: December 24, 1997

                                         By:/S/ DAVID BURNS
                                         ---------------------------------------
                                                David Burns
                                         As:    Vice President

                                         Dated: December 24, 1997